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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                          Magma Design Automation, Inc.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         ------------------------------
                         (Title of Class of Securities)

                                   559181 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
               (Date of Event which Requires Filing of Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_] Rule 13d-1(b)

         [_] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5

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--------------------------------------------------------------------------------
 CUSIP No. 559181 10 2
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    1      NAMES OF REPORTING PERSONS:                           Rajeev Madhavan

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
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    3      SEC Use Only
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    4      CITIZENSHIP OR PLACE OF ORGANIZATION        United States
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     NUMBER OF      5   SOLE VOTING POWER          1,832,184 shares (1)
     SHARES       --------------------------------------------------------------
  BENEFICIALLY      6   SHARED VOTING POWER        1,435,015 shares (2)
  OWNED BY EACH   --------------------------------------------------------------
    REPORTING       7   SOLE DISPOSITIVE POWER     1,573,299 shares (3)
   PERSON WITH    --------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER   1,435,015 shares (2)
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                            3,267,199 shares (4)
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   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [_]
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   11      PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)                                            10.8%
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   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        IN
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(1) Includes 342,857 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001, of which 252,858 shares, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time. Includes 6,027 shares which are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time. Includes 75,000 shares held by the Rajeev Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan is the trustee of the Rajeev Madhavan 2001 Grantor Retained Annuity Trust.

(2) Includes 1,360,015 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998. Includes 75,000 shares held by the Geetha Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan's spouse, Geetha Madhavan is the trustee of the Geetha Madhavan 2001 Grantor Retained Annuity Trust.

(3) Includes 89,999 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001. Includes 75,000 shares held by the Rajeev Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan is the trustee of the Rajeev Madhavan 2001 Grantor Retained Annuity Trust.

(4) Includes 342,857 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001, part of which, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time. Includes 6,831 shares which are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time. Includes 75,000 shares held by the Rajeev Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan is the trustee of the Rajeev Madhavan 2001 Grantor Retained Annuity Trust. Includes 1,360,015 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998. Includes 75,000 shares held by the Geetha Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan's spouse, Geetha Madhavan is the trustee of the Geetha Madhavan 2001 Grantor Retained Annuity Trust.

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Item 1(a) Name of Issuer:

         Magma Design Automation, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

         2 Results Way, Cupertino, California 95014

Item 2(a) Name of Person Filing:

         Rajeev Madhavan

Item 2(b) Address of Principal Business Office or, if none, Residence:

         2 Results Way, Cupertino, California 95014

Item 2(c) Citizenship:

         United States

Item 2(d) Title of Class of Securities:

         Common Stock, $.0001 par value

Item 2(e) CUSIP Number:

         559181 10 2

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

         (a)  [_] Broker or dealer registered under Section 15 of the Act.

         (b)  [_] Bank as defined in section 3(a)(6) of the Act.

         (c)  [_] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e)  [_] An investment adviser in accordance with Section 240.13d-1(b)
                 (1)(ii)(E).

         (f) [_] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g)  [_] Parent holding company or control person in accordance with
                  Section 240.13d-1(b)(ii)(G).

         (h) [_] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j)  [_] Group, in accordance with Section 240.13d-1(b)(ii)(J).

         Not applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:  3,267,199 shares of Common Stock

         (b) Percent of class: 10.8%. The calculation of percentage of beneficial ownership was based on 29,959,086 shares of Common Stock outstanding as of December 31, 2001.

                                   Page 3 of 5

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         (c)  Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 1,832,184 shares, which includes 342,857 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001, of which 252,858 shares, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time. Includes 6,831 shares which are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time. Includes 75,000 shares held by the Rajeev Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan is the trustee of the Rajeev Madhavan 2001 Grantor Retained Annuity Trust.

              (ii) Shared power to vote or to direct the vote: 1,435,015 shares, which includes 1,360,015 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998. Includes 75,000 shares held by the Geetha Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan's spouse, Geetha Madhavan is the trustee of the Geetha Madhavan 2001 Grantor Retained Annuity Trust.

              (iii) Sole power to dispose or to direct the disposition of:
         1,573,299 shares, which includes 89,999 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001. Includes 75,000 shares held by the Rajeev Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan is the trustee of the Rajeev Madhavan 2001 Grantor Retained Annuity Trust.

              (iv)  Shared power to dispose or to direct the disposition of:
         1,435,015 shares, which includes 1,360,015 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998. Includes 75,000 shares held by the Geetha Madhavan 2001 Grantor Retained Annuity Trust. Mr. Madhavan's spouse, Geetha Madhavan is the trustee of the Geetha Madhavan 2001 Grantor Retained Annuity Trust.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         Not applicable.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 2002.





                                              By      /s/ Rajeev Madhavan
                                                --------------------------------
                                                       Rajeev Madhavan

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